Exhibit 99.8

CONSENT OF BENJAMIN WEBB

The undersigned hereby consents to reference to the undersigned in the management’s discussion and analysis of Avalon Rare Metals Inc. (the “Company”) for the period ended November 30, 2012 incorporated into the Registration Statement on Form F-10 of the Company (File No. 333-173669) dated May 4, 2011 (the “Form F-10”), in connection with the mineral resource estimates for the Nechalacho property.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10.

/s/ Benjamin Webb
_________________________________
Name: Benjamin Webb
Title: Senior Resource Geologist

Date: January 14, 2013